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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING___12/31/2008___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSEVIEW SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

75 FEDERAL STREET, SUITE 610

(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN GOLDSMITH   617-951-3900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL AND RAPHAEL LLP

(Name – *if individual, state last, first, middle name*)

52 CHURCH STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
√MAR 13 2009
THOMSON REUTERS

SEC Mail Processing
Section

FEB 2 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

ПВ
3/12

OATH OR AFFIRMATION

I, _JOHN GOLDSMITH_ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ROSEVIEW SECURITIES LLC _____ , as

of _DECEMBER 31ST_ _____ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
_____

_____
Signature

_____
MANAGING DIRECTOR
Title

John Goldsmith
Partner

Barbara H. Berman
Notary Public
Commission Expires 11/17/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**Raphael _and_ Raphael** LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Tel: (617) 357-0100
Fax: (617) 542-0034

www.rrllp.com

To the Members of
Roseview Securities LLC

    In planning and performing our audit of the financial statements and supplemental schedules of Roseview Securities LLC for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered Roseview Securities LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing out opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Roseview Securities LLC internal control. Accordingly, we do not express an opinion on the effectiveness of Roseview Securities LLC's internal control.

    Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Roseview Securities LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because Roseview Securities LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Roseview Securities LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Roseview Securities LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Roseview Securities LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Roseview Securities LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 6, 2009

INDEPENDENT AUDITOR'S REPORT

To the Members
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Roseview Securities LLC as of December 31, 2008, and the related statement of income and changes in members' equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roseview Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 6, 2009

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2008

ASSETS:

Cash and Cash Equivalents	$	731,370
Accounts Receivable		155,774
Due From Related Parties		2,482,237
TOTAL ASSETS	$	3,369,381

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts Payable	$	80,906
Accrued Expenses		7,433
TOTAL LIABILITIES		88,339
MEMBERS' EQUITY:		3,281,042
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,369,381

The accompanying notes are an integeral part of these financial statements.

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ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2008

REVENUE		
Income from Operations	$	830,311
TOTAL REVENUE		830,311
OPERATING EXPENSES:		
Professional Fees		119,057
Other Operating Expenses		4,377
TOTAL OPERATING EXPENSES		123,434
NET INCOME		706,877
Members' Equity, Beginning		2,674,165
Distributions		(100,000)
Members' Equity, End of Year	$	3,281,042

The accompanying notes are an integeral part of these financial statements.

3


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income	$ 706,877
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease (Increase) in:	
Due from Related Parties	(213,021)
Accounts Receivable	(68,417)
Prepaid Expense	377
Increase (Decrease) in:	
Accounts Payable	80,906
Accrued Expenses	(58,905)
Total Adjustments	(259,060)
Net Cash Provided by Operating Activities	447,817
Cash Flows from Financing Activities:	
Distributions	(100,000)
Net Cash Used by Financing Activities	(100,000)
Net Increase in Cash and Cash Equivalents	347,817
Cash and Cash Equivalents at Beginning of Year	383,553
Cash and Cash Equivalents at End of Year	$ 731,370

The accompanying notes are an integeral part of these financial statements.

4


Raphael and Raphael LLP
Certified Public Accountants and Consultants

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts, it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is success fees for performance of investment banking agency services, calculated as a percentage of capital raised by the Company's clients. The Company recognizes revenues when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Accounts Receivable
Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Investments in Real Estate Ventures – The Company accounts for its investments using the cost method to record investments in which it is a less than 3% investor.

Note 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2008, the Company had net capital of $646,031 which was $641,031 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 13.67%.


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 4 - TRANSACTIONS WITH RELATED PARTIES:

The Company had expense and revenue transactions with related parties during the year ended December 31, 2008, including $10,000 of consulting fees payable to a related party. Administrative expenses are paid by a related party.

The Company is owned 100% by Roseview Capital Partners, LLC (the Owner). From time to time the Owner deposits the Company's receipts and pays the Company's expenses. During fiscal year 2007, the Owner deposited $223,073 of the Company's income and paid $10,730 of the Company's expenses, for an increase of $212,343 in Due From Related Party.

Note 5 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

Income from operations is concentrated among a limited number of customers.



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Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

ROSEVIEW SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital		$	3,281,042
Deductions and/or Charges:			
Non-allowable Assets:			
Accounts Receivable	$ 155,774		
Due From Related Party	2,482,237		
Total Non-allowable Assets		(	2,638,011)
Net Capital		$	646,031

AGGREGATE INDEBTEDNESS

Accounts Payable	$ 80,906		
Accrued Expenses	7,433		
Total Aggregate Indebtedness		$	88,339

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,889
Minimum dollar net capital requirement	$	5,000
Excess Net Capital	$	641,031
Excess Net Capital at 1000%	$	637,197
Percentage of Aggregate Indebtedness to Net Capital		13.67%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2008.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

